Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:                 Name and Address of Company

Minera Andes Inc.
99 George Street, 3rd Floor
Toronto, Ontario
M5A 2N4   Canada

Item 2:                 Date of Material Change

The material change giving rise to the filing of this report occurred on September 2, 2011.

Item 3:                 News Release

A news release relating to the subject matter herein was disseminated by Marketwire, Toronto, Ontario, on September 2, 2011.

Item 4:                 Summary of Material Change

On September 2, 2011, Minera Andes Inc. (“Minera Andes” or the “Company”) announced an update on the proposed merger of US Gold Corporation (“US Gold”) and Minera Andes.

Item 5:                 Full Description of Material Change

On September 2, 2011, the Company announced an update on the proposed merger of US Gold and Minera Andes.  Following the June 14, 2011 announcement of Rob McEwen’s (Chairman, CEO and largest shareholder of both US Gold and Minera Andes) proposal to merge US Gold and Minera Andes, each of the Company and US Gold’s boards of directors established independent special committees to consider the proposed merger and each of the companies has been conducting due diligence on the other.  Each of the special committees has retained independent financial advisors and legal counsel and has been considering the transaction, with input from those advisors.

Based on the input of their respective independent financial advisors, each special committee has directed its legal counsel to continue due diligence and begin negotiation of binding transaction agreements at a ratio of 0.45 of a US Gold common share for each 1.0 Minera Andes common share held.  This is a change from the exchange ration of 0.40 of a US Gold common share for each 1.0 Minera Andes share originally proposed by Mr. McEwen.  The board of directors of each company has agreed in principle to the new exchange ratio, subject to satisfactory completion of remaining due diligence and negotiation of satisfactory binding transaction agreements.

Each of US Gold and Minera Andes agrees in principle that any agreement between them to effect the proposed merger will include their respective agreements to pay a break fee equal to 3% of the paying party’s market capitalization, based on its closing share price on September 1, 2011, to be payable in customary circumstances and subject to the negotiation of satisfactory binding transaction agreements.  The market capitalization of US Gold is $834,075,977 and the market capitalization of Minera Andes is $653,611,853, based on their respective closing prices on September 1, 2011.

Mr. McEwen has agreed in principle to support the merger at the 0.45 exchange ratio with a break fee in the above amount and to vote all of his US Gold and Minera Andes shares in favour of the proposed merger, subject to the satisfactory completion of remaining due diligence and negotiation of satisfactory binding transaction agreements.

In addition to agreeing in principle on the amount of the break fee as described above, each of US Gold and Minera Andes has agreed to pay a break fee in the same amount, if the party enters into an agreement to effect or support any competing transaction before the earlier of (i) entering into a definitive agreement for the proposed merger (ii) a party terminating negotiations and abandoning the proposed merger as a result of an adverse due diligence finding, (iii) a mutual good faith termination of discussions and (iv) November 1, 2011, where the competing transaction would result in any other person acquiring more than 50% of the outstanding voting or equity shares of the paying person.

This latter agreement to pay a break fee in limited circumstances is binding on US Gold and Minera Andes immediately.  However, the other agreements in principle described above are not binding, and there is no assurance that US Gold and Minera Andes will successfully complete the remaining negotiations, enter into binding transaction agreements or complete the proposed merger on the terms agreed in principle or otherwise.

Item 5.2:              Disclosure for Restructuring Transactions

Not applicable.

Item 6:                 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8:                  Executive Officer

The name of the executive officer of the Company who is knowledgeable about the material change and this report, and who can be contacted is Nils Engelstad, Vice President – Corporate Affairs of the Company.  He can be reached at 647-258-0395.

Item 9:                 Date of Report

September 8, 2011.